United States securities and exchange commission logo





                     November 20, 2023

       Ashish Agrawal
       Chief Financial Officer
       CTS Corporation
       492 Indiana Ave.
       Lisle, IL 60532

                                                        Re: CTS Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-04639

       Dear Ashish Agrawal:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing